Room 4561
						September 8, 2005



Mr. Kim Mayyasi
Chief Executive Officer and President
Gensym Corporation
52 Second Avenue
Burlington, MA 01803

Re:	Gensym Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 11, 2005
	File No. 000-27696


Dear Mr. Mayyasi:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Note 1.  Operations and Significant Accounting Policies

Revenue Recognition, page 36

1. We note that you provide certain consulting services on a fixed-price basis and revenues are recognized using the percentage-of-completion method. Tell us specifically the types of services being provided. Note that recognizing revenue pursuant to SOP 81-1 is not permitted for service arrangements.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 30

2. We note that your previous auditors identified several material weaknesses that existed as of December 31, 2003 and that your current auditors identified additional material weaknesses that existed as of
December 31, 2004. We further note that your controls and procedures were ineffective as of June 30, 2005 as a result of these material weaknesses. Please explain to us which, if any, of these material weaknesses have been remediated by your corrective actions completed as of June 30, 2005. In addition, please describe the corrective actions you plan to take in addressing each material weakness that continued to exist as of June 30, 2005 and provide us with your expected timeline.

3. Your disclosures do not appear to indicate whether the corrective actions taken during the quarter ended June 30, 2005 materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please tell us how you considered the requirements of Item 308(c) of Regulation S-K.

4. Please describe the "additional procedures" that you performed that served as the basis for your belief that the control weaknesses and deficiencies did not lead to any material misstatements in the consolidated financial statements. In addition, describe to us any adjustments that were made to your financial statements prior to filing that resulted from these additional procedures.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Kim Mayyasi
Gensym Corporation
September 8, 2005
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